UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sandridge Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
80007P307
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 80007P307

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

Mount Kellett Capital Management LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a)
(b)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person	(5) Sole Voting Power:	16,669,907*
	(6) Shared Voting Power:	0
	(7) Sole Dispositive Power:	16,669,907*
	(8) Shared Dispositive Power:	0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,669,907*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): N/A

(11)	Percent of Class Represented by Amount in Row (9): 4.1%*

(12)	Type of Reporting Person (See Instructions): IA

* Based on 404,626,745 shares of common stock, par value $0.001 per share (the “Common Stock”), of Sandridge Energy, Inc., a Delaware corporation (the “Company”), outstanding as of October 29, 2010, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 8, 2010.  As of December 31, 2010 (the “Reporting Date”), Mount Kellett Master Fund II, L.P., a Cayman Islands exempted limited partnership (the “Fund”), held in the aggregate 16,669,907 shares of Common Stock.  Mount Kellett Capital Management LP possesses the sole power to vote and direct the disposition of all securities of the Company held by the Fund.  Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mount Kellett Capital Management LP is deemed to beneficially own 16,669,907 shares of Common Stock, or 4.1% of the shares of Common Stock deemed issued and outstanding as of the Reporting Date.

Item 1(a). Name Of Issuer: Sandridge Energy, Inc.
Item 1(b). Address of Issuer's Principal Executive Offices: 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102
Item 2(a). Name of Person Filing: Mount Kellett Capital Management LP
Item 2(b). Address of Principal Business Office or, if None, Residence: 623 Fifth Avenue, 18th Floor, New York, New York 10022
Item 2(c). Citizenship: Delaware
Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share
Item 2(e). CUSIP No.: 80007P307

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a: Not applicable.

Item 4. Ownership:

(a)	Amount Beneficially Owned (as of December 31, 2010):	16,669,907*

(b)	Percent of Class (as of December 31, 2010):	4.1%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	16,669,907*

(ii)	shared power to vote or to direct the vote:	0

(iii)	sole power to dispose or to direct the disposition of:	16,669,907*

(iv)	shared power to dispose or to direct the disposition of:	0

* Based on 404,626,745 shares of common stock, par value $0.001 per share (the “Common Stock”), of Sandridge Energy, Inc., a Delaware corporation (the “Company”), outstanding as of October 29, 2010, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 8, 2010.  As of the Reporting Date, Mount Kellett Master Fund II, L.P., a Cayman Islands exempted limited partnership (the “Fund”), held in the aggregate 16,669,907 shares of Common Stock.  Mount Kellett Capital Management LP possesses the sole power to vote and direct the disposition of all securities of the Company held by the Fund.  Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mount Kellett Capital Management LP is deemed to beneficially own 16,669,907 shares of Common Stock, or 4.1% of the shares of Common Stock deemed issued and outstanding as of the Reporting Date.

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.  Identification and Classification of Members of the Group

Not Applicable.

Item 9.  Notice of Dissolution of Group

Not Applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

MOUNT KELLETT CAPITAL MANAGEMENT LP

By: Mount Kellett Capital Management GP LLC, its general partner

/s/ Jonathan Fiorello
Name: Jonathan Fiorello
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)